UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 15, 2008

Commission File Number: 001-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.
 (Translation of Registrant’s name into English)

 Plaza San Nicolás 4
48005-Bilbao (Spain)
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F ___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ___	No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ___	No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

ITEM 1.	KEY INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2007*	1

* Incorporated by reference into BBVA and BBVA International Preferred, S.A. Unipersonal’s Registration Statement on Form F-3 (File Nos. 333-144784 and 333-144784-01) and BBVA's Registration Statement on Form S-8 (File No. 333-149157) filed with the Securities and Exchange Commission.

i

CERTAIN TERMS AND CONVENTIONS

“BBVA”, “Bank”, “BBVA Group” or “Group” means Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

 First person personal pronouns used in this report, such as “we”, “us” or “our”, mean BBVA.

 In this report, “$”, “U.S. dollars” and “dollars” refer to United States dollars, and “€” and “euro” refer to euro.

 FORWARD-LOOKING STATEMENTS

This report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “target”, “goal”, “objective” and similar expressions or variations on such expressions. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors.

Factors that could cause actual results to differ materially from those in forward-looking statements include, among others:

•	general political, economic and business conditions in Spain, the European Union (“EU”), Latin America, the United States and other regions, countries or territories in which we operate;

•	changes in applicable laws and regulations, including taxes;

•	the monetary, interest rate and other policies of central banks in Spain, the EU, the United States and elsewhere;

•	changes or volatility in interest rates, foreign exchange rates (including the euro to U.S. dollar exchange rate), asset prices, equity markets, commodity prices, inflation or deflation;

•	the effects of competition in the markets in which we operate, which may be influenced by regulation or deregulation;

•	changes in consumer spending and savings habits, including changes in government policies which may influence investment decisions;

•	our ability to hedge certain risks economically;

•	the risk that the businesses of BBVA and Compass will not be integrated successfully;

•	the risk that the cost savings and any other synergies from the transaction to acquire Compass may not be fully realized or may take longer to realize than expected;

•	our success in managing the risks involved in the foregoing, which depends, among other things, on our ability to anticipate events that cannot be captured by the statistical models we use; and

•	force majeure and other events beyond our control.

Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. BBVA undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in its business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

ii

PRESENTATION OF FINANCIAL INFORMATION

The consolidated financial information included in this report has been extracted or derived from our consolidated financial statements as of and for the periods ended December 31, 2005 and 2006, prepared in accordance with the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and included in BBVA’s annual report on Form 20-F, as amended, for the year ended December 31, 2006 filed with the Securities and Exchange Commission (the “SEC”) on June 28, 2007 (the “2006 Form 20-F”).  The consolidated financial information as of and for the period ended December 31, 2007 has been extracted or derived from the consolidated financial statements formulated by management on February 5, 2008 and will be submitted for approval at the general shareholders meeting of BBVA on March 14, 2008.  The consolidated financial information as of and for the period ended December 31, 2007 is currently being audited according to Public Company Accounting Oversight Board standards.  For additional information, please refer to items 3.A and Item 8 of our 2006 Form 20-F.

The EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 differs in certain respects from generally accepted accounting principles in the United States, or U.S. GAAP. BBVA’s 2006 Form 20-F, and BBVA's Form 6-K as furnished to the SEC on October 23, 2007 include a reconciliation of certain financial information presented under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 to U.S. GAAP.  We have not included in this report on Form 6-K such a reconciliation of the financial information presented under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 as of and for the year ended December 31, 2007.

iii

EU-IFRS Financial Data*

	Year ended December 31,
	2007	2006	2005
	(in millions of euros, except per share/ADS data (in euro))
Consolidated Statement of Income data
Interest and similar income	25,352	19,210	15,848
Interest expense and similar charges	(15,931)	(11,215)	(8,932)
Income from equity instruments	348	379	292
Net interest income	9,769	8,374	7,208
Share of profit or loss of entities accounted for using the equity method	242	308	121
Fee and commission income	5,592	5,119	4,669
Fee and commission expenses	(869)	(784)	(729)
Insurance activity income	729	650	487
Gains/losses on financial assets and liabilities (net)	2,261	1,656	980
Exchange differences (net)	409	378	287
Gross income	18,133	15,701	13,023
Sales and income from the provision of non-financial services	788	605	576
Cost of sales	(601)	(474)	(451)
Other operating income	240	117	135
Personnel expenses	(4,335)	(3,989)	(3,602)
Other administrative expenses	(2,718)	(2,342)	(2,160)
Depreciation and amortization	(577)	(472)	(449)
Other operating expenses	(386)	(263)	(249)
Net operating income	10,544	8,883	6,823
Impairment losses (net)	(1,937)	(1,504)	(855)
Provision expense (net)	(210)	(1,338)	(454)
Finance income from non-financial activities	2	58	2
Finance expenses from non-financial activities	(1)	(55)	(2)
Other gains	496	1,128	285
Other losses	(399)	(142)	(208)
Income before tax	8,495	7,030	5,591
Income tax	(2,080)	(2,059)	(1,521)
Income from ordinary activities	6,415	4,971	4,070
Income from discontinued operations (net)	-	-	-
Consolidated income for the year	6,415	4,971	4,070
Income attributed to minority interests	(289)	(235)	(264)
Income attributed to the Group	6,126	4,736	3,806
* EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

	Year ended December 31,
	2007	2006	2005
	(in millions of euros, except per share/ADS data (in euro) or as otherwise indicated)
Per share/ADS(1) Data
Net operating income(2)	2.93	2.61	2.01
Numbers of shares	3,747,969,121	3,551,969,121	3,390,852,043
Income attributed to the Group	1.70	1.39	1.12
Dividends declared	0.733	0.637	0.531
(1)   Each American Depositary Share (“ADS” or “ADSs”) represents the right to receive one ordinary share.
(2)   Calculated on the basis or the weighted average number of BBVA’s ordinary shares outstanding during the relevant period (3,594 million, 3,406 million and 3,391 million shares in 2007, 2006 and 2004, respectively).

	Year ended December, 31
	2007	2006	2005
	(in millions of euro, except per share/ADS data (in euros) and percentages)
Consolidated balance sheet data
Total assets	502,204	411,916	392,389
Capital stock	1,837	1,740	1,662
Loans and receivables (net)	338,492	279,855	249,396
Deposits from other creditors	236,183	192,374	182,635
Marketable debt securities and subordinated liabilities	98,661	91,271	76,565
Minority interests	880	768	971
Shareholders’ equity	24,811	18,209	13,036
Consolidated ratios
Profitability ratios:
Net interest margin(1)	2.12%	2.12%	1.98%
Return on average total assets(2)	1.39%	1.26%	1.12%
Return on average equity(3)	34.2%	37.6%	37.0%
Credit quality data
Loan loss reserve	7,135	6,417	5,586
Loan loss reserve as a percentage of total loans and receivables (net)	2.11%	2.29%	2.24%
Substandard loans	3,358	2,492	2,346
Substandard loans as a percentage of total loans and receivables (net)	0.99%	0.89%	0.94%
(1)	Represents net interest income as a percentage of average total assets.
(2)	Represents consolidated income for the year as a percentage of average total assets.
(3)	Represents income attributed to the Group as a percentage of average stockholders’ equity.

BBVA Group Results of Operations for 2007 Compared with 2006

The changes in the Group’s consolidated income statements for 2007 and 2006 were as follows:

	Year ended December 31,		Change
	2007	2006	2007/2006
	(in millions of euros)		(in percentages)
Consolidated Statement of Income
Interest and similar income	25,352	19,210	32.0
Interest expense and similar charges	(15,931)	(11,216)	42.0
Income from equity instruments	348	379	(8.4)
Net interest income	9,769	8,374	16.7
Share of profit or loss of entities accounted for using the equity method	242	308	(21.5)
Fee and commission income	5,592	5,119	9.2
Fee and commission expenses	(869)	(784)	10.8
Insurance activity income	729	650	12.0
Gains/(losses) on financial assets and liabilities (net)	2,261	1,656	36.5
Exchange differences (net)	409	378	8.4
Gross income	18,133	15,701	15.5
Sales and income from the provision of non-financial services	788	605	30.2
Cost of sales	(601)	(474)	26.9
Other operating income	240	117	105.0
Personnel expenses	(4,335)	(3,989)	8.7
Other administrative expenses	(2,718)	(2,342)	16.1
Depreciation and amortization	(577)	(472)	22.2

	Year ended December 31,		Change
	2007	2006	2007/2006
	(in millions of euros)		(in percentages)

Other operating expenses	(386)	(263)	46.7

Net operating income	10,544	8,883	18.7
Impairment losses (net) of which:	(1,937)	(1,504)	28.8
Loan loss provisions	(1,902)	(1,477)	28.8
Provision expense (net)	(210)	(1,338)	(84.3)
Finance income from non-financial activities	2	58	(97.0)
Finance expenses from non-financial activities	(1)	(55)	(98.6)
Other gains	496	1,129	(56.0)
Other losses	(399)	(142)	181.6
Income before tax	8,495	7,031	20.8
Income tax	(2,080)	(2,059)	1.0
Income from continuing operations	6,415	4,971	29.0
Income from discontinued operations (net)	—	—	n.m. (1)
Consolidated income for the period	6,415	4,971	29.0
Income attributed to minority interests	(289)	(235)	22.7
Income attributed to the Group	6,126	4,736	29.4

(1) Not meaningful

Net Interest Income

The following table summarizes the principal components of net interest income for 2007 compared to 2006.

	Year ended December 31,		Change
	2007	2006	2007/2006
	(in millions of euros)		(in percentages)
Interest and similar income	25,352	19,210	32.0
Interest expense and similar charges	(15,931)	(11,216)	42.0
Income from equity instruments	348	379	(8.4)
Net interest income	9,769	8,374	16.7

In 2007, net interest income amounted to €9,769 million, a 16.7% increase of 16.7% from €8,374 million in 2006. The improvement was due to the higher volume of business and to wider customer spreads.

In the domestic market, customer spreads widened throughout the year. In fact, they have improved over eight consecutive quarters to 3.17% in the fourth quarter of 2007 an increase of 29 basis points compared to the fourth quarter of 2006 (2.88%). In the current volatile interest-rate environment the yield on loans rose to 5.54% in the fourth quarter, increasing 29 basis points over the third quarter. The cost of deposits is 2.37% but the increase is lower than the rise in yields, due mainly to the growth in time deposits. The overall result means that in 2007 the average customer spread was 3.10%, compared to 2.75% in 2006. The improved margin plus the higher volume of business helped the Spain and Portugal Business Area to increase net interest income 14.6% year-on-year.

In Mexico, interest rates have rebounded in recent months. The average TIIE (Tasa de Interés Interbancaria de Equilibrio– Interbank Interest Rate) in the fourth quarter was 7.86%, up slightly compared to previous level of 7.7%, which had been constant since May. These movements in interest rates partially offset the negative effect of a decrease in consumer finance and use of credit cards. The yield on loans rose to 15.05% in the fourth quarter (up from 14.90% in the third quarter). The cost of funds rose only one basis point to 2.62% and therefore customer spreads improved to 12.43% in the fourth quarter of 2007 compared to 12.29% in the third quarter, though down from 12.50% in the fourth quarter of 2006. The improvement in spreads, together with a strong increase in business, helped to lift net interest income 18.6% in local currency terms. Furthermore in South America the sharp increase in business volume, particularly in lending, boosted net interest income 33.2% at constant exchange rates.

Share of Profit or Loss of Entities Accounted for Using the Equity Method

Our share of profit from entities accounted for using the equity method was €242 million in 2007, compared to €308 million in 2006. The main contributor was Corporación IBV (€209 million). In 2006 this amount came to €308 million, based on contributions from Corporación IBV (€251 million) and BNL (€25 million).

Net Fee and Commission Income

Fee and Commission Income

The breakdown of fee and commission income in 2007 and 2006 is as follows:

	Year ended December 31,		Change
	2007	2006	2007/2006
	(millions of euros)		(in percentages)
Commitment fees	55	56	(1.8)
Contingent liabilities	229	204	12.3
Documentary credits	38	33	15.4
Bank and other guarantees	191	171	11.7
Arising from exchange of foreign currencies and banknotes	24	20	18.0
Collection and payment services	2,567	2,274	12.9
Securities services	2,089	2,017	3.6
Counseling on and management of one-off transactions	16	14	9.7
Financial and similar counseling services	23	18	25.6
Factoring transactions	25	19	29.7
Non-banking financial products sales	87	79	9.3
Other fees and commissions	477	416	14.7
Fee and commission income	5,592	5,119	9.2

Fee and commission income for 2007 amounted to €5,592 million, a 9.2% increase from €5,119 million in 2006, mainly due to a 12.9% increase to €2,567 million in collection and payment services in 2007 from €2,274 million in 2006, primarily due to an increase in business volume.

Fee and Commission Expenses

The breakdown of the fee and commission expenses in 2007 and 2006 is as follows:

	Year ended December 31,		Change
	2007	2006	2007/2006
	(in millions of euro)		(in percentages)
Brokerage fees on lending and deposit transactions	(7)	(11)	(33.7)
Fees and commissions assigned to third parties	(612)	(560)	9.1
Other fees and commissions	(250)	(213)	17.5
Fee and commission expenses	(869)	(784)	10.8

Fee and commission expenses for 2007 amounted to €869 million, a 10.8% increase from €784 million in 2006, mainly due to a9.1% increase to €612 million in fees and commissions assigned to third parties in 2007 from €560 million in 2006, primarily due to an increase in fees paid to intermediary service providers as a result of increased business volumes.

Net Fee and Commission Income

As a result of the foregoing, net fee and commission income for 2007 totaled €4,723 million, a 9.0% increase from €4,335 million in 2006.

Insurance Activity Income

Net insurance activity income for 2007 amounted to €729 million, a 12.0% increase from €650 million in 2006.

Gains or Losses on Financial Assets and Liabilities (Net) – Exchange Differences (Net)

Gains on financial assets (net) amounted to €2,261 million in 2007, a 36.5% increase from €1,656 million in 2006. Exchange differences (net) amounted to €409 million, an increase of 8.4% from €378 million in 2006. Therefore, net trading income in 2007 contributed €2,670 million an increase of 31.3% from €2,034 million in 2006. Of this figure, €847 million were capital gains related to the sale of the Group’s interest in Iberdrola.

Gross Income

As a result of the foregoing, gross income amounted to €18,133 million in 2007, a 15.5% increase from €15,701 million in 2006.

Personnel Expenses

The breakdown of personnel expenses in 2007 and 2006 is as follows:

	Year ended December 31,		Change
	2007	2006	2007/2006
	(in millions of euros)		(in percentages)
Wages and salaries	(3,297)	(3,012)	9.5
Social security costs	(546)	(504)	8.5
Transfers to internal pension provisions (Note 29)	(56)	(74)	(24.9)
Contributions to external pension funds (Note 29)	(58)	(53)	9.6
Other personnel expenses	(378)	(346)	9.1
Personnel expenses	(4,335)	(3,989)	8.7

Personnel expenses for 2007 amounted to €4,335 million, a 8.7% increase from €3,989 million in 2006, mainly due to a 9.5% increase in wages and salaries to €3,297 million in 2007 from €3,012 million in 2006 as a result of an increase in the average number of employees of the BBVA Group to 111,913 in 2007 from 95,738 in 2006. The increase in the number of employees in 2007 was due mainly to the addition of employees from Compass (8,864 employees) and State National Bank (595 employees).

Other Administrative Expenses

The breakdown of other administrative expenses in 2007 and 2006 is as follows:

	Year ended December 31,		Change
	2007	2006	2007/2006
	(in millions of euros)		(in percentages)
Technology and systems	(539)	(495)	8.8
Communications	(236)	(215)	8.3
Advertising	(249)	(207)	20.4
Property, fixtures and materials	(520)	(451)	15.3
Taxes other than income tax	(257)	(203)	26.9
Other expenses	(917)	(768)	19.4
Other administrative expenses	(2,718)	(2,342)	16.1

Other administrative expenses amounted to €2,718 million in 2007, a 16.1% increase from €2,342 million in 2006. This increase was mainly due to property, fixtures and materials expenses and other expenses.

We calculate our efficiency ratio as (i) the sum of cost of sales, personnel expenses, other administrative expenses and other operating expenses, divided by (ii) the sum of gross income, sales and income from the provision of non-financial services and other operating income. Our efficiency ratio was 39.9% in 2007 compared to 40.9% in 2006. Including depreciation and amortization expense, our efficiency ratio was 43.2% in 2007 compared to 44.0% in 2006.

Net Operating Income

Our net operating income for 2007 was €10,544 million, an increase of 18.7% from €8,883 million in 2006.

Impairment Losses (Net)

Impairment losses (net) were €1,937 million in 2007, an increase of 28.8% from 2006. This increase is mainly due to an increase of 28.8% in loan loss provisions (€1,902 million in 2007 compared to €1,477 million in 2006) which was attributable to the growth of lending in all the Group’s markets, which continue to require higher generic provisions.

Provision Expense (Net)

Provision expense (net) was €210 million in 2007, a decrease of 84.3% from €1,338 million in 2006. The amount in 2007 includes €100 million related to the transformation plan announced recently by the Group. The year 2006 includes €777 million for early retirements associated with the restructuring of the branch networks in Spain and those derived from the new organizational structure.

Other Gains and Losses (Net)

The breakdown of other gains and losses during in 2007 and 2006 is as follows:

	Year ended December 31,		Change
	2007	2006	2007/2006
	(in millions of euros)		(in percentages)
Net gains on sales of held-to-maturity investments	389	93	318.2
Net gains on sale of long-term investments	18	934	(98.1)
Income from the provision of non-typical services	5	4	20.4
Other income	84	97	(13.8)
Other gains	496	1,129	(56.0)
Net losses on fixed assets disposals	(22)	(20)	7.7
Net losses on long-term investments due to write-downs	(7)	—	n.m. (1)
Other losses	(370)	(121)	204.3
Other Losses	(399)	(142)	181.6
Other gains (net)	97	987	(90.2)

(1) Not meaningful

Other gains (net) were €97 million in 2007 compared to €987 million in 2006. The year 2007 includes €273 million in capital gains from the sale of buildings in connection with the new corporate headquarters and a €200 million charge for an endowment to the BBVA Microcredit Foundation. The year 2006 includes the sale of our holdings in Banca Nazionale del Lavoro (€568 million) and Banc Internacional de Andorra (€183 million).

Income Tax

Income tax expense was €2,080 million in 2007, an increase of 1.0% from €2,059 million in 2006. Our effective tax rate (income tax expense as a percentage of our income before tax) was 24.5% in 2007 compared to 29.3% in 2006, principally reflecting the change in the composition of our pre-tax income. The corporate tax rate in Spain was lowered to 32.5% in 2007 and thus provisions for this item are also lower. In 2006 the new tax code generated a one-time charge to adjust deferred tax credits to the new rates.

Income Attributed to Minority Interests

Income attributed to minority interests amounted to €289 million in 2007, an increase of 22.7% from €235 million in 2006.

Income Attributed to the Group

As a result of the foregoing, income attributed to the Group amounted to €6,126 million in 2007, a 29.4% increase from €4,736 million in 2006.

Segment Analysis

The composition of the Group’s business areas as of December 31, 2007 was as follows:

•	Spain and Portugal.
•	Global Businesses.
•	Mexico and the United States.
•	South America.
•	Corporate Activities.

The financial information for our business areas as of and for the year ended December 31, 2007, 2006 and 2005 presented in this report on Form 6-K have been prepared on a uniform basis, consistent with our organizational structure in 2007 in order to provide a period-on-period comparison. Unless otherwise indicated, the financial information provided below for each business area does not reflect the elimination of transactions between companies within one business area or between different business areas, since we consider these transactions to be an integral part of each business area’s activities. On September 7, 2007, we consummated the acquisition of Compass Bancshares Inc. from which date Compass Bancshares Inc. is fully consolidated.

The following tables present additional detail regarding our results of operations by business area for each of the years ended December 31, 2007, 2006 and 2005:

	Millions of euros
	Spain and Portugal			Global Businesses
	2007	2006	2005	2007	2006	2005
NET INTEREST INCOME	4,295	3,747	3,429	124	150	212
Income by the equity method	-	1	-	239	283	52
Net fee income	1,679	1,627	1,496	521	453	385
Income from insurance activities	461	376	309	-	-	-
CORE REVENUES	6,435	5,751	5,234	884	886	649
Gains and losses on fiancial assets and liabilities	235	215	152	789	498	350
GROSS INCOME	6,670	5,966	5,386	1,673	1,384	999
Net revenues from non-financial activities	51	32	26	130	104	95
Personnel and general administrative expenses	(2,487)	(2,419)	(2,303)	(525)	(418)	(371)
Depreciation and amortization	(109)	(104)	(103)	(11)	(10)	(12)
Other operating income and expenses	26	20	51	4	10	22
OPERATING PROFIT	4,151	3,495	3,057	1,271	1,070	733
Impairment losses on financial assets	(604)	(552)	(489)	(127)	(125)	(108)
- Loan Loss provisions	(595)	(553)	(491)	(127)	(125)	(108)
- Other	(9)	1	2	-	-	-
Provisions (net)	(3)	(3)	-	5	(11)	3
Other income/losses (net)	9	22	21	13	153	27
PRE-TAX PROFIT	3,553	2,962	2,589	1,162	1,087	655
Corporate income tax	(1,156)	(1,040)	(894)	(243)	(218)	(153)
NET PROFIT	2,397	1,922	1,695	919	869	502
Minority interests	-	(3)	(3)	(10)	(7)	(5)
NET ATTRIBUTABLE PROFIT	2,397	1,919	1,692	909	862	497

	Millions of euros
	Mexico and USA			South America			Corporate Activities
	2007	2006	2005	2007	2006	2005	2007	2006	2005
NET INTEREST INCOME	4,304	3,535	2,678	1,657	1,310	1,039	(610)	(368)	(150)
Income by the equity method	3	(2)	-	2	3	(1)	(2)	23	71
Net fee income	1,621	1,390	1,212	919	815	695	(18)	50	152
Income from insurance activities	313	304	229	(11)	(6)	5	(33)	(24)	(57)
CORE REVENUES	6,241	5,227	4,119	2,567	2,122	1,738	(663)	(319)	16
Gains and losses on fiancial assets and liabilities	254	196	168	201	283	157	1,190	841	441
GROSS INCOME	6,495	5,423	4,287	2,768	2,405	1,895	527	522	457
Net revenues from non-financial activities	7	(4)	(3)	-	-	8	(1)	(1)	(1)
Personnel and general administrative expenses	(2,359)	(1,945)	(1,737)	(1,181)	(1,103)	(933)	(502)	(444)	(419)
Depreciation and amortization	(225)	(126)	(138)	(93)	(93)	(69)	(139)	(139)	(127)
Other operating income and expenses	(121)	(117)	(106)	(40)	(46)	(40)	(14)	(13)	(41)
OPERATING PROFIT	3,797	3,231	2,303	1,454	1,163	861	(129)	(75)	(131)
Impairment losses on financial assets	(930)	(685)	(315)	(269)	(149)	(79)	(7)	9	138
- Loan Loss provisions	(919)	(672)	(289)	(258)	(151)	(70)	(3)	26	146
- Other	(11)	(13)	(26)	(11)	2	(9)	(4)	(17)	(8)
Provisions (net)	21	(73)	(51)	(65)	(59)	(78)	(167)	(1,193)	(329)
Other income/losses (net)	(9)	42	(8)	(18)	-	14	101	771	22
PRE-TAX PROFIT	2,879	2,515	1,929	1,102	955	718	(202)	(488)	(300)
Corporate income tax	(794)	(738)	(556)	(197)	(229)	(166)	311	165	247
NET PROFIT	2,085	1,777	1,373	905	726	552	109	(323)	(53)
Minority interests	(1)	(2)	(3)	(282)	(217)	(173)	4	(6)	(79)
NET ATTRIBUTABLE PROFIT	2,084	1,775	1,370	623	509	379	113	(329)	(132)

The relevant business indicators as of December 31, 2007, 2006 and 2005 were as follows:

	Millions of euros
	Spain and Portugal			Global Businesses			Mexico and USA			South America
	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
Customer lending (1)	199,929	179,370	155,500	35,848	29,049	20,426	53,052	31,449	25,185	53,052	17,366	15,018
Customer deposits (2)	91,928	85,309	73,450	42,742	35,400	43,042	56,820	41,309	40,970	56,820	22,773	21,023
. Deposits	91,862	85,245	73,378	33,517	25,031	26,099	51,358	34,879	34,911	51,358	21,667	19,864
. Assets sold under repurchase agreement	66	64	72	9,225	10,369	16,943	5,462	6,430	6,059	5,462	1,106	1,159
Off-balance-sheet funds	50,088	52,477	52,881	12,229	11,179	10,252	19,862	18,478	16,977	19,862	33,447	30,978
. Mutual funds	40,024	43,006	44,294	4,859	4,000	3,432	11,214	9,853	8,115	11,214	1,575	1,299
. Pension funds	10,064	9,471	8,587	7,370	7,179	6,820	8,648	8,625	8,862	8,648	31,872	29,679
Other placements	5,217	7,117	7,128	-	-	-	3,127	3,294	2,235	3,127	-	-
Customer portfolios	9,817	8,181	5,608	9,200	11,342	12,889	12,919	6,941	5,713	12,919	-	-
Total assets (3)	225,930	203,192	180,496	105,414	85,274	102,115	104,059	71,830	69,147	104,059	30,496	28,248
ROE (%)	36.4	31.1	30.3	0	41.8	27.6	47.6	46.7	44.2	47.6	31.8	30.1
Efficiency ratio (%)	35.9	39.2	40.9	33	28.1	33.8	36.3	35.9	40.5	36.3	45.9	49.0
Efficiency incl. depreciation and amortization (%)	37.6	41.0	42.8	29	28.7	34.9	39.7	38.2	43.8	39.7	49.7	52.6
NPL ratio (%)	0.73	0.55	0.54	29.69	0.04	0.17	1.97	2.19	2.24	1.97	2.67	3.67
Coverage ratio (%)	231.2	315.7	321.8	n.s.	n.s.	940.7	189.1	248.9	251.3	189.1	132.8	109.3

 (1) Gross lending excluding NPLs. Mexico and the United States exclude Bancomer’s old mortgage portfolio.
 (2) Spain and Portugal and Global Businesses include collection accounts and individual annuities. South America includes marketable debt securities. Mexico and the United States exclude deposits and repos issued by Bancomer’s unit and Puerto Rico.

CAPITALIZATION

The following table sets forth the capitalization and indebtedness of the Group on an unaudited consolidated basis in accordance with the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 as of December 31, 2007.

As of December 31, 2007
(millions of Euros)
Outstanding indebtedness
Short-term indebtedness	19,863
Long-term indebtedness	78,798
Of which: preferred securities(1)	4,640
Total indebtedness(2)	98,661

Stockholders’ equity
Ordinary shares, nominal value €0.49 each	1,837
Ordinary shares held by consolidated companies	(389)
Reserves	18,898
Dividends	(1,661)
Valuation adjustments	2,252
Net income attributed to the Group(3)	6,126
Total shareholders’ equity	27,063

Preferred shares	—
Minority interest	880

Total capitalization and indebtedness	27,943
____________
(1)
Under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, certain preferred securities, such as the exchange Series C preferred securities, are accounted for as subordinated debt. Nonetheless, for Bank of Spain regulatory capital purposes, such preferred securities are treated as Tier 1 capital instruments.

(2)	45% of the Group’s indebtedness was secured as of December 31, 2007.
(3)	For the period from January 1, 2007 to December 31, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2008

Banco Bilbao Vizcaya Argentaria, S.A.

By:	/s/ Javier Malagón Navas
Name: Javier Malagón Navas
Title: Authorized representative of BBVA